Oxford Glycosciences PLC
15 January 2003


PRESS RELEASE

For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Tel: +44 (0) 1235 208 000
Website:
www.ogs.com
Financial Dynamics
UK Media and Investors
Melanie Toyne-Sewell
Francetta Carr
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626



            OGS to receive patent for proteomics research processes

Oxford, UK, 15 January 2003 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq:
OGSI)has received notice from the European Patent Office that it intends to grant OGS a patent covering the fundamental platform technology it has developed for use in conducting proteomics research.

The patent gives OGS proprietary rights to computer-assisted methods and apparatus for identifying and isolating biomolecules in a biological sample. The patent is expected to be granted in Q1 2003. Corresponding patents have already been granted to OGS in the US.

David Ebsworth, Ph.D., CEO of OGS said, 'This patent is an affirmation that OGS is at the forefront of innovation and excellence in proteomics research. It also presents the opportunity for additional revenue through licensing to pharmaceutical and other companies which utilise processes we have developed in their proteomics research.'

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About OGS

OGS is a research and product development company with three distinct business units - proteomics, inherited storage disorders and oncology. In proteomics, the comprehensive study of proteins, OGS has developed a patented technology platform, integrating high-throughput proteomics with genomics. OGS has proteomics collaborations with Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline, Pfizer, the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA), and the Cystic Fibrosis Foundation. OGS also has a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM. The second business unit is focused on the development of therapeutics to treat inherited glycosphingolipid (GSL) storage disorders. Its first product, ZavescaTM (miglustat) has been approved by the European Commission for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. (Full prescribing information is available at www.ogs.com.)
 Zavesca is also undergoing further clinical investigations in other GSL storage disorders, including Late Onset Tay Sachs, Niemann-Pick type C and type 3 Gaucher disease. In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (miglustat) is based and uncertainties related to the regulatory process.